SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the six months ended September 30, 2012 (Friday, November 2, 2012)
2.	Notice of interim dividend (Friday, November 2, 2012)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (FRIDAY, NOVEMBER 2, 2012)

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2012 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, November 2, 2012 — Kubota Corporation reported its consolidated results for the six months ended September 30, 2012 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the six months ended September 30, 2012

(1) Results of operations	(In millions of yen except per common share amounts)
	Six months ended Sep. 30, 2012	Change [%]	Six months ended Sep. 30, 2011	Change [%]
Revenues	¥546,473	13.4	¥481,713	7.3
Operating income	¥53,635	8.9	¥49,249	14.1
Income before income taxes and equity in net income of affiliated companies	¥51,977	17.2	¥44,367	3.1
Net income attributable to Kubota Corporation	¥30,632	16.3	¥26,338	2.4
Net income attributable to Kubota Corporation per common share
Basic	¥24.39		¥20.75
Diluted	—		—

Notes:

1.	Change[%] represents percentage change from the corresponding period in the prior year.
2.	Comprehensive income for the six months ended September 30, 2012 and 2011 were ¥28,767 million [16.3%] and ¥24,745 million [211.3%], respectively.

(2) Financial position	(In millions of yen)
	Sep. 30, 2012	Mar. 31, 2012
Total assets	¥1,522,018	¥1,487,669
Equity	¥720,800	¥707,214
Kubota Corporation shareholders’ equity	¥668,351	¥653,283
Ratio of Kubota Corporation shareholders’ equity to total assets	43.9%	43.9%

2. Cash dividends

	(In yen)
	Cash dividends per common share
	Interim	Year end	Total
Year ended March 31, 2012	¥7.00	¥8.00	¥15.00
Year ending March 31, 2013	¥8.00	Undecided	Undecided

Note:

Although the Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends, specific amount of cash dividends for each fiscal year is decided in consideration of the development of business performance, financial conditions and payout ratio including share buybacks. Specific amount of year-end cash dividends for the year ending March 31, 2013 is not decided at this time and the Company will inform the amount as soon as a decision is made.

Kubota Corporation

and Subsidiaries

3. Anticipated results of operations for the year ending March 31, 2013

	(In millions of yen except per common share amounts)
	Year ending Mar. 31, 2013	Change [%]
Revenues	¥1,150,000	14.1
Operating income	¥105,000	(0.6)
Income before income taxes and equity in net income of affiliated companies	¥105,000	4.0
Net income attributable to Kubota Corporation	¥65,000	5.6
Net income attributable to Kubota Corporation per common share	¥51.75

Note:

Change[%] represents percentage change from the corresponding period in the prior year.

4. Other information

(1)	Changes in material subsidiaries: No

(2)	Adoption of simplified accounting procedures or specific accounting procedures for quarterly consolidated financial statements: Yes

Please refer to “2. Other information” on page 6.

(3)	Accounting changes for consolidated financial statements

a)    Changes due to the revision of accounting standards: No

b)    Changes in matters other than a) above: No

(4)	Number of shares outstanding including treasury stock as of September 30, 2012	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2012	:	1,285,919,180
	Number of treasury stock as of September 30, 2012	:	29,990,079
	Number of treasury stock as of March 31, 2012	:	29,935,508
	Weighted average number of shares outstanding during the six months ended September 30, 2012	:	1,255,955,783
	Weighted average number of shares outstanding during the six months ended September 30, 2011	:	1,269,078,444

(*Information on status of the quarterly review by the independent auditor)

This release is not reviewed or audited in accordance with Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to the quarterly review.

As of the date of this release, the Company’s consolidated financial statements for the six months ended September 30, 2012 are under procedure of the quarterly review.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1) Summary of the results of operations for the six months under review

For the six months ended September 30, 2012, revenues of Kubota Corporation and subsidiaries (hereinafter, the “Company”) increased ¥64.8 billion [13.4%], to ¥546.5 billion, from the corresponding period in the prior year.

Domestic revenues expanded ¥16.9 billion [7.4%], to ¥246.2 billion. All reporting segments, which are Farm & Industrial Machinery, Water & Environment, and Other, recorded increases in domestic revenues.

Overseas revenues rose ¥47.8 billion [19.0%], to ¥300.3 billion. Revenues in all reporting segments increased substantially.

Operating income increased ¥4.4 billion [8.9%], to ¥53.6 billion, from the corresponding period in the prior year. The effect of higher revenues exceeded the negative impact of yen appreciation and increased pension costs. Income before income taxes and equity in net income of affiliated companies increased ¥7.6 billion [17.2%], to ¥52.0 billion, due to the positive effect of an improvement in other income, resulting from decreases in valuation loss on other investments and foreign exchange loss-net. Income taxes were ¥19.0 billion and net income increased ¥5.1 billion [17.7%], to ¥34.0 billion. Net income attributable to Kubota Corporation rose ¥4.3 billion [16.3%], to ¥30.6 billion, from the corresponding period in the prior year.

Revenues from external customers and operating income by each reporting segment were as follows.

1) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines, and construction machinery.

Revenues in this segment increased 16.0%, to ¥419.5 billion, from the corresponding period in the prior year and accounted for 76.8 % of consolidated revenues.

Domestic revenues increased 11.1%, to ¥135.2 billion. Sales of farm equipment increased, because sales in the Tohoku area rose sharply owing to the rebound from stagnation in the prior year, and sales in other areas also increased steadily. Sales of construction machinery increased substantially due to the demand for reconstruction work following the Great East Japan Earthquake. In addition, sales of engines also expanded substantially due to the demand arising from measures to cope with electricity shortages.

Overseas revenues grew 18.5%, to ¥284.3 billion. In North America, sales of tractors increased due to the steady demand. Sales of construction machinery expanded sharply owing to the brisk renewal demand, and sales of engines also rose steadily. Revenues in Europe increased substantially due to expanded sales of engines and the effect of a business acquisition in the prior fiscal year, while sales of tractors and construction machinery decreased due to the negative impact of yen appreciation. Revenues in Asia outside Japan increased. Sales of construction machinery decreased owing to a significant decline in demand in China, and sales of engines declined due to the reduction in output caused by the flooding of production sites in Thailand. However, increases in revenues, owing to the strong sales of farm equipment in Thailand, China and other countries, exceeded these decreases.

Operating income in Farm & Industrial Machinery increased 9.2%, to ¥57.3 billion, due to the increase in revenues and other factors.

2) Water & Environment

Water & Environment comprises pipe-related products (ductile iron pipes, plastic pipes, valves, pumps, and other products), environment-related products (environmental plants and other products) and social infrastructure-related products (industrial castings, spiral welded steel pipes, vending machines, precision equipment, air-conditioning equipment, and other products).

Revenues in this segment increased 4.6%, to ¥111.8 billion, from the corresponding period in the prior year and accounted for 20.4 % of consolidated revenues.

Kubota Corporation

and Subsidiaries

Domestic revenues rose 2.1%, to ¥96.5 billion. Revenues in pipe-related products decreased slightly due to the lower sales of pumps and valves, while sales of ductile iron pipes and plastic pipes increased. Revenues in environment-related products rose owing to higher sales of water and sewage treatment equipment and plants. Revenues in social infrastructure-related products also increased.

Overseas revenues grew 24.4%, to ¥15.3 billion. Revenues in pipe-related products increased sharply due to higher sales of ductile iron pipes. Revenues in social infrastructure-related products also rose substantially due to the increased sales of industrial castings. However, revenues in environment-related products decreased.

Operating income in Water & Environment rose 23.9%, to ¥5.7 billion, mainly due to the increase in revenues.

3) Other

Other comprises construction, services, and other businesses.

Revenues in this segment rose 15.3%, to ¥15.2 billion from the corresponding period in the prior year and accounted for 2.8 % of consolidated revenues. Although sales of construction decreased slightly, sales of services and other businesses increased.

Operating income in Other decreased 22.3%, to ¥0.6 billion.

* The Company realigned its organization on April 1, 2012. Following this realignment, the segments that had previously been classified as “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure”, and “Other” were reclassified into “Farm & Industrial Machinery”, “Water & Environment”, and “Other”.

(2) Financial condition

1) Assets, liabilities, and equity

Total assets at the end of September 2012 amounted to ¥1,522.0 billion, an increase of ¥34.3 billion from the end of March 2012. Among assets, inventories as well as short- and long-term finance receivables rose due to the increase in revenues.

Among liabilities, accounts payable, short-term borrowings, and long-term debt increased. Net assets increased because recorded retained earnings exceeded the deterioration in accumulated other comprehensive loss. The shareholders’ equity ratio was 43.9%, the same ratio at the prior fiscal year-end.

2) Cash flows

Net cash provided by operating activities during the six months under review was ¥31.3 billion, a decrease of ¥3.9 billion in cash inflow from the corresponding period in the prior year. This decrease was mainly due to a decrease in income taxes payable and changes in working capital resulting from an increase in inventories, while net income increased.

Net cash used in investing activities was ¥29.0 billion, a decrease of ¥8.3 billion in cash outflow from the corresponding period in the prior year. This decrease was due to an increase in cash inflow from collection of finance receivables and other factors, which was partially offset by an increase in cash outflow for purchases of fixed assets.

Net cash provided by financing activities was ¥5.8 billion, an increase of ¥23.0 billion in cash inflow from the corresponding period in the prior year. This increase was mainly due to a rise in fund procurement and a decrease in purchases of treasury stock.

As a result, after taking account of the effects of fluctuation in exchange, cash and cash equivalents at the end of September 2012 were ¥107.9 billion, an increase of ¥7.4 billion from the beginning of the period.

Kubota Corporation

and Subsidiaries

(3) Prospects for the year ending March 31, 2013

The forecasts of the results of operations for the year ending March 31, 2013, which were announced on May 10, 2012, remain unchanged.

These forecasts are based on the assumption of exchange rates of ¥80=US$1 and ¥100=€1.

2. Other information

(1) Changes in material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for quarterly consolidated financial statements

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in net income of affiliated companies by estimated annual effective tax rate.

(3) Accounting changes for consolidated financial statements

None

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	Sep. 30, 2012		Mar. 31, 2012		Change	Sep. 30, 2011
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	107,927		100,559		7,368	86,689
Notes and accounts receivable	380,154		390,760		(10,606)	345,788
Short-term finance receivables-net	114,821		108,160		6,661	106,565
Inventories	224,774		202,070		22,704	193,303
Other current assets	62,640		64,463		(1,823)	57,535

Total current assets	890,316	58.5	866,012	58.2	24,304	789,880	57.6

Investments and long-term finance receivables	324,958	21.4	323,948	21.8	1,010	318,984	23.3

Property, plant, and equipment	229,899	15.1	225,067	15.1	4,832	210,701	15.4

Other assets	76,845	5.0	72,642	4.9	4,203	51,499	3.7

Total	1,522,018	100.0	1,487,669	100.0	34,349	1,371,064	100.0

Liabilities and Equity	(In millions of yen)
	Sep. 30, 2012		Mar. 31, 2012		Change	Sep. 30, 2011
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	84,043		69,623		14,420	55,184
Notes and accounts payable	226,321		215,977		10,344	176,706
Other current liabilities	133,983		143,173		(9,190)	112,128
Current portion of long-term debt	97,612		107,210		(9,598)	80,607

Total current liabilities	541,959	35.6	535,983	36.0	5,976	424,625	31.0

Long-term liabilities:
Long-term debt	203,055		184,402		18,653	216,976
Accrued retirement and pension costs	37,457		41,882		(4,425)	31,036
Other long-term liabilities	18,747		18,188		559	11,447

Total long-term liabilities	259,259	17.0	244,472	16.4	14,787	259,459	18.9

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	89,241		88,834		407	89,284
Legal reserve	19,539		19,539		—	19,539
Retained earnings	581,291		560,710		20,581	534,291
Accumulated other comprehensive loss	(86,436)		(80,542)		(5,894)	(69,699)
Treasury stock	(19,354)		(19,328)		(26)	(19,348)

Total Kubota Corporation shareholders’ equity	668,351	43.9	653,283	43.9	15,068	638,137	46.5
Noncontrolling interests	52,449	3.5	53,931	3.7	(1,482)	48,843	3.6

Total equity	720,800	47.4	707,214	47.6	13,586	686,980	50.1

Total	1,522,018	100.0	1,487,669	100.0	34,349	1,371,064	100.0

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Six months ended Sep. 30, 2012		Six months ended Sep. 30, 2011		Change		Year ended Mar. 31, 2012
	Amount	%	Amount	%	Amount	%	Amount	%

Revenues	546,473	100.0	481,713	100.0	64,760	13.4	1,008,019	100.0
Cost of revenues	397,736	72.8	351,108	72.9	46,628	13.3	735,836	73.0
Selling, general, and administrative expenses	94,496	17.3	80,227	16.7	14,269	17.8	170,252	16.9
Other operating expenses	606	0.1	1,129	0.2	(523)	(46.3)	(3,749)	(0.4)

Operating income	53,635	9.8	49,249	10.2	4,386	8.9	105,680	10.5
Other income (expenses):
Interest and dividend income	1,767		1,972		(205)		3,760
Interest expense	(517)		(771)		254		(1,892)
Gain on sales of securities-net	128		—		128		105
Valuation loss on other investments	(290)		(1,404)		1,114		(2,570)
Foreign exchange loss-net	(1,626)		(6,535)		4,909		(7,609)
Other-net	(1,120)		1,856		(2,976)		3,464

Other income (expenses), net	(1,658)		(4,882)		3,224		(4,742)

Income before income taxes and equity in net income of affiliated companies	51,977	9.5	44,367	9.2	7,610	17.2	100,938	10.0

Income taxes	19,002		16,649		2,353		36,548

Equity in net income of affiliated companies	1,049		1,180		(131)		1,629

Net income	34,024	6.2	28,898	6.0	5,126	17.7	66,019	6.5

Less: Net income attributable to noncontrolling interests	3,392		2,560		832		4,467

Net income attributable to Kubota Corporation	30,632	5.6	26,338	5.5	4,294	16.3	61,552	6.1

Net income attributable to Kubota Corporation per common share
	(In yen)

Basic	24.39		20.75				48.75

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of comprehensive income

	(In millions of yen)
	Six months ended Sep. 30, 2012	Six months ended Sep. 30, 2011	Change
Net income	34,024	28,898	5,126

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,384	2,604	(1,220)
Unrealized losses on securities	(8,255)	(7,034)	(1,221)
Unrealized gains on derivatives	60	336	(276)
Pension liability adjustments	1,554	(59)	1,613

Other comprehensive loss	(5,257)	(4,153)	(1,104)

Comprehensive income	28,767	24,745	4,022
Less: Comprehensive income attributable to noncontrolling interests	3,954	2,725	1,229

Comprehensive income attributable to Kubota Corporation	24,813	22,020	2,793

Kubota Corporation

and Subsidiaries

(4) Consolidated statements of cash flows

	(In millions of yen)
	Six months ended Sep. 30, 2012	Six months ended Sep. 30, 2011	Change
Operating activities:
Net income	34,024	28,898
Depreciation and amortization	13,298	11,424
Gain on sales of securities-net	(128)	—
Valuation loss on other investments	290	1,404
Equity in net income of affiliated companies	(1,049)	(1,180)
Deferred income taxes	3,865	937
Decrease in notes and accounts receivable	6,198	3,107
Increase in inventories	(24,189)	(17,063)
Increase in other current assets	(4,178)	(7,316)
Increase in trade notes and accounts payable	10,775	11,253
Increase (decrease) in income taxes payable	(6,520)	5,493
Increase (decrease) in other current liabilities	(779)	579
Decrease in accrued retirement and pension costs	(1,809)	(4,363)
Other	1,524	2,095

Net cash provided by operating activities	31,322	35,268	(3,946)

Investing activities:
Purchases of fixed assets	(19,285)	(9,702)
Proceeds from sales of property, plant, and equipment	778	109
Increase in finance receivables	(91,178)	(94,602)
Collection of finance receivables	74,295	70,965
Net (increase) decrease in short-term loan receivables from affiliated companies	2,345	(3,600)
Net (increase) decrease in time deposits	2,235	(3)
Other	1,853	(428)

Net cash used in investing activities	(28,957)	(37,261)	8,304

Financing activities:
Proceeds from issuance of long-term debt	57,580	65,195
Repayments of long-term debt	(42,507)	(42,492)
Net increase (decrease) in short-term borrowings	5,807	(20,790)
Cash dividends	(10,051)	(8,905)
Purchases of treasury stock	(26)	(10,008)
Purchases of noncontrolling interests	(4,915)	(37)
Other	(62)	(116)

Net cash provided by (used in) financing activities	5,826	(17,153)	22,979

Effect of exchange rate changes on cash and cash equivalents	(823)	542	(1,365)

Net increase (decrease) in cash and cash equivalents	7,368	(18,604)
Cash and cash equivalents at beginning of period	100,559	105,293

Cash and cash equivalents at end of period	107,927	86,689	21,238

(5) Notes to assumption for going concern

None

Kubota Corporation

and Subsidiaries

(6) Consolidated segment information

1) Reporting segments

Six months ended Sep 30, 2012	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	419,475	111,793	15,205	—	546,473
Intersegment	30	2,431	8,879	(11,340)	—

Total	419,505	114,224	24,084	(11,340)	546,473

Operating income	57,310	5,671	648	(9,994)	53,635

Six months ended Sep 30, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	361,660	106,861	13,192	—	481,713
Intersegment	26	1,628	8,985	(10,639)	—

Total	361,686	108,489	22,177	(10,639)	481,713

Operating income	52,458	4,577	834	(8,620)	49,249

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

2) Geographic information

Information for revenues from external customers by destinations	(In millions of yen)
	Six months ended Sep. 30, 2012	Six months ended Sep. 30, 2011
Japan	246,196	229,284
North America	120,899	102,058
Europe	62,068	48,159
Asia Outside Japan	98,525	86,702
Other Areas	18,785	15,510

Total	546,473	481,713

Notes:

1. Revenues from North America include those from the United States of ¥101,876 million and ¥87,507 million for the six months ended September 30, 2012 and 2011, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(7) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation shareholders’ equity						Non- controlling interests	Total equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance at March 31, 2012	1,255,984	84,070	88,834	19,539	560,710	(80,542)	(19,328)	53,931	707,214

Net income					30,632			3,392	34,024
Other comprehensive income (loss)						(5,819)		562	(5,257)
Cash dividends paid to Kubota Corporation shareholders, ¥8 per common share					(10,051)				(10,051)
Cash dividends paid to noncontrolling interests								(371)	(371)
Purchases and sales of treasury stock	(55)						(26)		(26)
Increase in noncontrolling interests related to contribution								301	301
Changes in ownership interests in subsidiaries			407			(75)		(5,366)	(5,034)

Balance at September 30, 2012	1,255,929	84,070	89,241	19,539	581,291	(86,436)	(19,354)	52,449	720,800

Kubota Corporation

and Subsidiaries

(8) Consolidated revenues by reporting segments

	(In millions of yen)
	Six months ended Sep. 30, 2012		Six months ended Sep. 30, 2011		Change		Year ended Mar. 31, 2012
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	365,535	66.9	311,909	64.8	53,626	17.2	619,989	61.5
Domestic	121,042		110,307		10,735	9.7	208,353
Overseas	244,493		201,602		42,891	21.3	411,636
Construction Machinery	53,940	9.9	49,751	10.3	4,189	8.4	93,954	9.3
Domestic	14,163		11,377		2,786	24.5	27,083
Overseas	39,777		38,374		1,403	3.7	66,871
Farm & Industrial Machinery	419,475	76.8	361,660	75.1	57,815	16.0	713,943	70.8
Domestic	135,205	24.8	121,684	25.3	13,521	11.1	235,436	23.3
Overseas	284,270	52.0	239,976	49.8	44,294	18.5	478,507	47.5
Pipe-Related Products	58,918	10.8	58,048	12.0	870	1.5	142,466	14.1
Domestic	54,019		54,556		(537)	(1.0)	131,706
Overseas	4,899		3,492		1,407	40.3	10,760
Environment-Related Products	19,896	3.6	18,210	3.8	1,686	9.3	56,045	5.6
Domestic	19,059		16,940		2,119	12.5	52,907
Overseas	837		1,270		(433)	(34.1)	3,138
Social Infrastructure-Related Products	32,979	6.0	30,603	6.4	2,376	7.8	64,775	6.4
Domestic	23,458		23,099		359	1.6	48,065
Overseas	9,521		7,504		2,017	26.9	16,710
Water & Environment	111,793	20.4	106,861	22.2	4,932	4.6	263,286	26.1
Domestic	96,536	17.6	94,595	19.6	1,941	2.1	232,678	23.1
Overseas	15,257	2.8	12,266	2.6	2,991	24.4	30,608	3.0
Other	15,205	2.8	13,192	2.7	2,013	15.3	30,790	3.1
Domestic	14,455	2.7	13,005	2.7	1,450	11.1	30,570	3.1
Overseas	750	0.1	187	0.0	563	301.1	220	0.0
Total	546,473	100.0	481,713	100.0	64,760	13.4	1,008,019	100.0
Domestic	246,196	45.1	229,284	47.6	16,912	7.4	498,684	49.5
Overseas	300,277	54.9	252,429	52.4	47,848	19.0	509,335	50.5

Kubota Corporation

and Subsidiaries

(9) Anticipated consolidated revenues by reporting segments

	(In billions of yen)
	Year ending Mar. 31, 2013		Year ended Mar. 31, 2012		Change
	Amount	%	Amount	%	Amount	%
Domestic	250.0		235.4		14.6	6.2
Overseas	575.0		478.5		96.5	20.2
Farm & Industrial Machinery	825.0	71.8	713.9	70.8	111.1	15.6
Domestic	251.0		232.7		18.3	7.9
Overseas	39.0		30.6		8.4	27.5
Water & Environment	290.0	25.2	263.3	26.1	26.7	10.1
Domestic	32.0		30.6		1.4	4.6
Overseas	3.0		0.2		2.8	1,400.0
Other	35.0	3.0	30.8	3.1	4.2	13.6
Total	1,150.0	100.0	1,008.0	100.0	142.0	14.1

Domestic	533.0	46.3	498.7	49.5	34.3	6.9
Overseas	617.0	53.7	509.3	50.5	107.7	21.1

Kubota Corporation

and Subsidiaries

4. The results of operations for the three months ended September 30, 2012

(1) Consolidated statements of income

	(In millions of yen)
	Three months ended Sep. 30, 2012		Three months ended Sep. 30, 2011		Change
	Amount	%	Amount	%	Amount	%

Revenues	306,004	100.0	266,631	100.0	39,373	14.8
Cost of revenues	221,814	72.5	196,054	73.5	25,760	13.1
Selling, general, and administrative expenses	52,468	17.2	42,719	16.0	9,749	22.8
Other operating expenses	99	0.0	519	0.2	(420)	(80.9)

Operating income	31,623	10.3	27,339	10.3	4,284	15.7

Other income (expenses):
Interest and dividend income	435		462		(27)
Interest expense	(85)		(398)		313
Gain on sales of securities-net	(3)		—		(3)
Valuation loss on other investments	(285)		(1,399)		1,114
Foreign exchange loss-net	(3,240)		(6,107)		2,867
Other-net	1,490		1,464		26

Other income (expenses), net	(1,688)		(5,978)		4,290

Income before income taxes and equity in net income of affiliated companies	29,935	9.8	21,361	8.0	8,574	40.1

Income taxes	11,020		8,431		2,589

Equity in net income of affiliated companies	843		948		(105)

Net income	19,758	6.5	13,878	5.2	5,880	42.4

Less: Net income attributable to noncontrolling interests	1,961		1,151		810

Net income attributable to Kubota Corporation	17,797	5.8	12,727	4.8	5,070	39.8

Net income attributable to Kubota Corporation per common share

	(In yen)

Basic	14.17		10.05

Kubota Corporation

and Subsidiaries

(2) Consolidated segment information

a) Reporting segments

Three months ended Sep. 30, 2012	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	233,956	63,927	8,121	—	306,004
Intersegment	16	1,574	4,962	(6,552)	—

Total	233,972	65,501	13,083	(6,552)	306,004

Operating income	33,138	2,944	410	(4,869)	31,623

Three months ended Sep. 30, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	198,144	61,620	6,867	—	266,631
Intersegment	14	936	4,673	(5,623)	—

Total	198,158	62,556	11,540	(5,623)	266,631

Operating income	28,183	3,295	402	(4,541)	27,339

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

b) Geographic information

Information for revenues from external customers by destinations	(In millions of yen)
	Three months ended Sep. 30, 2012	Three months ended Sep. 30, 2011
Japan	137,181	129,490
North America	67,969	55,213
Europe	32,254	24,901
Asia Outside Japan	56,919	48,766
Other Areas	11,681	8,261

Total	306,004	266,631

Notes:

1. Revenues from North America include those from the United States of ¥58,469 million and ¥48,268 million for the three months ended September 30, 2012 and 2011, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(3) Consolidated revenues by reporting segments

	(In millions of yen)
	Three months ended Sep. 30, 2012		Three months ended Sep. 30, 2011		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	206,816	67.6	171,734	64.4	35,082	20.4
Domestic	68,069		61,291		6,778	11.1
Overseas	138,747		110,443		28,304	25.6
Construction Machinery	27,140	8.9	26,410	9.9	730	2.8
Domestic	7,395		6,634		761	11.5
Overseas	19,745		19,776		(31)	(0.2)
Farm & Industrial Machinery	233,956	76.5	198,144	74.3	35,812	18.1
Domestic	75,464	24.7	67,925	25.5	7,539	11.1
Overseas	158,492	51.8	130,219	48.8	28,273	21.7
Pipe-Related Products	35,474	11.6	35,181	13.2	293	0.8
Domestic	31,634		32,801		(1,167)	(3.6)
Overseas	3,840		2,380		1,460	61.3
Environment-Related Products	11,165	3.6	10,358	3.9	807	7.8
Domestic	10,559		9,878		681	6.9
Overseas	606		480		126	26.3
Social Infrastructure-Related Products	17,288	5.7	16,081	6.0	1,207	7.5
Domestic	11,886		12,083		(197)	(1.6)
Overseas	5,402		3,998		1,404	35.1
Water & Environment	63,927	20.9	61,620	23.1	2,307	3.7
Domestic	54,079	17.7	54,762	20.5	(683)	(1.2)
Overseas	9,848	3.2	6,858	2.6	2,990	43.6
Other	8,121	2.6	6,867	2.6	1,254	18.3
Domestic	7,638	2.4	6,803	2.6	835	12.3
Overseas	483	0.2	64	0.0	419	654.7
Total	306,004	100.0	266,631	100.0	39,373	14.8
Domestic	137,181	44.8	129,490	48.6	7,691	5.9
Overseas	168,823	55.2	137,141	51.4	31,682	23.1

November 2, 2012

To whom it may concern

Kubota Corporation
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Global Management Promotion Department
Planning & Control Headquarters
Phone: +81-6-6648-2645

Notice of interim dividend

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on November 2, 2012 that the Company would pay interim dividend the record date of which was September 30, 2012.

1. Details of interim dividend

	Interim dividend of this fiscal year	Latest forecast (Released on August 2, 2012)	Interim dividend of the prior year
Record date	September 30, 2012	September 30, 2012	September 30, 2011
Dividend per common share	¥8	To be determined	¥7
Amount of dividend	¥10,050 million	—	¥8,794 million
Date of payment	December 3, 2012	—	December 2, 2011
Resource of interim dividend	Retained earnings	—	Retained earnings

2. Reasons for interim dividend amount

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and retirement of treasury stock.

The Company declared the annual dividend of ¥15 per common share in the prior year, which was ¥1 higher than the preceding year, with the interim dividend of ¥7 and the year-end dividend of ¥8. Considering the basic policy and the Company’s current business performance, the Company decided to pay ¥8 per common share as the interim dividend of this fiscal year, which would be ¥1 higher than in the prior year.

(Reference)

	(per common share)
	Interim dividend	Year-end dividend	Total
This fiscal year (Year ending March 31, 2013)	¥8	To be determined	To be determined
The prior year (Year ended March 31, 2012)	¥7	¥8	¥15

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: November 2, 2012	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of
Global Management Promotion Department